UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING


(Check one): X Form 10-K Form 20-F Form 11-K  Form 10-Q   Form N-SAR Form N-CSR

For Period Ended: June 30, 2016

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Function(x) Inc.
Full Name of Registrant

DraftDay Fantasy Sports, Inc.
Former Name if Applicable


902 Broadway, 11th Floor
New York, NY  10010
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b)	The subject annual report, semi-annual report, transition report on Form
 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 (c)	The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR,
 N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During and subsequent to the fiscal year ended June 30, 2016, Function(x) Inc. (the "Company") completed several transactions that resulted in changes to the accounting for the Company's reporting units, as more fully described below.

As reported on its Current Report on Form 8-K dated September 9, 2015, on September 8, 2015, the Company acquired all of the assets of the DraftDay.com business from MGT Capital Investments Inc. and MGT Sports, Inc. As reported on its Current Report on Form 8-K dated February 8, 2016, the Company completed the sale of its rewards business to Perk.com, Inc. on such date. As reported on its Current Report on Form 8-K dated July 12, 2016, the Company acquired from Rant, Inc. the assets used in the operation of the Rant.com independent media network and related businesses. As a result of such acquisitions and dispositions, the Company's operations were divided into three reporting units. In accordance with Financial Accounting Standards Board Accounting Standards Codification 350 Intangibles - Goodwill and Other, goodwill and intangible assets must be evaluated for potential impairment at the reporting unit level. Due to the significant estimates and assumptions used in assessing goodwill and intangible assets for potential impairment, finalization of these evaluations has taken longer than anticipated.

Additionally, as reported on its Current Report on Form 8-K dated September 16, 2016, the Company effectuated a reverse stock split on such date, which was required to be retroactively applied to the financial statements contained in the Company's Form 10-K for the fiscal year ended June 30, 2016, even though it occurred subsequent to the end of the fiscal year.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Mitchell J. Nelson	(212)	231-0092
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes X?No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Function(x) Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: September 28, 2016	By: /s/ Mitchell J. Nelson

	Executive Vice President and Secretary